Filed by Analysts International Corporation Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company:  Analysts International Corporation

Commission File No.:  0-4090

This filing relates to the Agreement and Plan of Merger dated as of April 12, 2005, by and among Analysts International Corporation and Computer Horizons Corp. and its wholly owned subsidiary JV Merger Corp. The following is a memorandum to Analysts International Corporation employees relating to the transaction described above.

Memo

To:	The Employees and Consultants of Analysts International
From:	Jeff Baker, President, Analysts International
Subject:	Filing of the S-4 Registration

The Securities and Exchange Commission (SEC) has completed their review of the Registration Statement and declared the document “effective.”  This means that we can now take the final step in the merger process. A proxy has been mailed to all shareholders of Analysts International and Computer Horizons (CHC) and each company has scheduled a shareholder meeting for September 2nd. The press release announcement which went out on Friday is posted on our website.

In my previous memos to you, I’ve outlined the reasons for the merger, its significance to our growth strategy, and why we chose Computer Horizons as our merger partner.  Recently, there has been some press about a group of CHC shareholders opposing the merger and their filings with the SEC.  In the interest of keeping you informed, I wanted to share the comments Bill Murphy, CEO and President of CHC, made in a letter to Computer Horizons employees:

“Since many of our valued employees are also shareholders of CHC, I also wanted to briefly address recent statements made by a small group of shareholders comprised of Crescendo Partners II and its affiliates and two trusts and their respective trustees calling themselves the Computer Horizons Full Value Committee.  The Crescendo Group, which, as a group, owns about 10.3% of CHC’s stock, has stated publicly that it opposes the proposed merger between CHC and Analysts and has filed preliminary proxy materials in opposition to the merger.  Your Board of Directors and management team are reviewing the proxy materials and other communications of the Crescendo Group, and plan to aggressively counter the arguments made by the group against the merger.  We believe that the Crescendo Group’s proxy statement and public statements show a lack of understanding of our business and industry, as well as a lack of vision about the future of our company.  While the Crescendo Group is critical of the merger, the group’s public statements do not provide any specifics regarding their plans for CHC.  Moreover, the group has disclosed its intention to try to remove the current members of your Board of Directors and to replace them with the Crescendo Group’s nominees but the identities, credentials and qualifications of these nominees have yet to be disclosed.

While we respect that the Crescendo Group has a difference of opinion on the merger, we do not believe that the group has the best long-term interests of our shareholders, employees, clients and business in mind.  I can assure you that we are 100% committed to completing the merger with Analysts, and we are aggressively planning for the success of the combined company. Your Board and management firmly believe that this merger is in the best interests of our shareholders, employees, clients and partners, and will enable CHC’s assets to be showcased in a much more powerful growth engine.”

Analysts’ Board and management are committed to completing the merger as well.  I believe that this transaction resets the competitive landscape and provides a greater opportunity for our employees and shareholders than would exist in either company separately.

On the integration planning front, there has been significant progress.  Each of the joint functional teams has been working very hard to lay the foundation for the successful transition to, and operation of, the combined company. By now you’ve received regular email updates from Randy Verdino with details about activities in the various areas.  I’ll just ask that you continue to support the efforts of the integration team to ensure an effective transition.

So, we’re a lot closer to achieving the goals we set out a year ago, and we’ll continue to keep you informed each step of the way.  I also want to reiterate the importance of keeping our focus on our current business and operations throughout this process.  We must continue to serve our clients and improve our performance each day.

I thank you for your continued support as we move into this next stage of our growth.  As always your questions are welcome.  You can post them through the Merger Communications Update page on our staff site, my.Analysts.com.  We are committed to ensuring that you are fully informed about the progress we are making and look forward to providing additional updates to you as the transaction progresses.

Regards,

Jeff Baker

Cautionary Statement for the Purpose of Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995

This memorandum contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  In some cases, forward-looking statements can be identified by words such as “believe,” “expect,” “anticipate,” “plan,” “potential,” “continue” or similar expressions.  Forward-looking statements also include the assumptions underlying or relating to any of the foregoing statements.  Such forward-looking statements are based upon current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.  The forward-looking statements contained in this memorandum include statements about the proposed Computer Horizons and Analysts International merger.  These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate.  Therefore, actual outcomes and results may differ materially from what is expressed herein.  For example, if either of the companies does not receive required shareholder approval or fails to satisfy other conditions to closing, the transaction will not be consummated.  In any forward-looking statement in which Analysts International or Computer Horizons expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished.  The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: (i) failure of the Analysts and Computer Horizons shareholders to approve the proposed merger; and (ii) other economic, business, competitive and/or regulatory factors affecting Analysts and Computer Horizons’ businesses generally, including those set forth in Analysts and Computer Horizons’ filings with the SEC, including their Annual Reports on Form 10-K for their respective most recent fiscal years, especially in the Management’s Discussion and Analysis section, their most recent Quarterly Reports on Form 10-Q and their Current Reports on Form 8-K.  All forward-looking statements included in this memorandum are based on information available to Analysts and Computer Horizons on the date hereof.  Analysts and Computer Horizons undertake no obligation (and expressly disclaim any such obligation) to update forward-looking statements made in this memorandum to reflect events or circumstances after the date of this transcript or to update reasons why actual results would differ from those anticipated in such forward-looking statements.

Additional Information and Where to Find It

Analysts International Corporation and Computer Horizons Corp. filed a joint proxy statement/prospectus in connection with the merger transaction with the Securities and Exchange Commission.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION.  Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by Analysts International Corporation and Computer Horizons Corp. with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at http://www.sec/gov.  Free copies of the joint proxy statement/prospectus and other documents may also be obtained for free from Analysts International Corporation and Computer Horizons Corp.’s investor relations at pquist@analysts.com and dreingol@computerhorizons.com, respectively.

Participants in the Solicitation

Computer Horizons Corp. and Analysts International Corporation and their respective directors, officers and other employees and proxy solicitors may be deemed to be participants in the solicitation of proxies from the shareholders of Computer Horizons and Analysts International with respect to the transactions contemplated by the merger agreement.  Information regarding Computer Horizons’ officers and directors is included in Computer Horizons’ Proxy Statement for its 2005 Annual Meeting of Shareholders filed with the Securities and Exchange Commission on April 11, 2005.  Information regarding Analysts International’s officers and directors is included in Analysts International’s Proxy Statement for its 2005 Annual Meeting of Shareholders filed with the Securities and Exchange Commission on April 22, 2005.  These documents are available free of charge at the Securities and Exchange Commission’s web site at http://www.sec.gov and from Computer Horizons Corp.’s investor relations at dreingol@computerhorizons.com and Analysts International Corporation investor relations at pquist@analysts.com.